UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   MULCAHY, MICHAEL J
   C/O GEHL COMPANY
   143 WATER STREET
   WEST BEND, WI  53095
2. Issuer Name and Ticker or Trading Symbol
   GEHL COMPANY
   GEHL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/31/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   VICE PRESIDENT
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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COMMON STOCK                 |      |    |                  |   |           |1,100              |D     |                           |
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COMMON STOCK                 |      |    |                  |   |           |1863.777*          |I     |BY 401(K) PLAN             |
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* Holdings decreased by 47.54|      |    |                  |   |           |                   |      |                           |
8 shares pursuant to a non-vo|      |    |                  |   |           |                   |      |                           |
litional                     |      |    |                  |   |           |                   |      |                           |
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  distribution under the Gehl|      |    |                  |   |           |                   |      |                           |
 Savings Plan.               |      |    |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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OPTIONS (RIGHTS TO BUY) |        |     |    |           |   |(2) 1|1/21/|COMMON STOCK|2,000  |(1)    |2,000       |D  |            |
(1) GRANT DATE:  1/22/93|        |     |    |           |   |/21/9|00   |            |       |       |            |   |            |
                        |        |     |    |           |   |6    |     |            |       |       |            |   |            |
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OPTIONS (RIGHTS TO BUY) |        |     |    |           |   |(2) 1|11/18|COMMON STOCK|3,000  |(1)    |3,000       |D  |            |
(1) GRANT DATE:  11/19/9|        |     |    |           |   |1/18/|/00  |            |       |       |            |   |            |
3                       |        |     |    |           |   |96   |     |            |       |       |            |   |            |
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OPTIONS (RIGHTS TO BUY) |        |     |    |           |   |(2) 1|12/15|COMMON STOCK|5,000  |(1)    |5,000       |D  |            |
(1) GRANT DATE:  12/16/9|        |     |    |           |   |2/15/|/01  |            |       |       |            |   |            |
4                       |        |     |    |           |   |97   |     |            |       |       |            |   |            |
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OPTIONS (RIGHTS TO BUY) |        |     |    |           |   |(3)  |12/14|COMMON STOCK|7,500  |(1)    |7,500       |D  |            |
(1) GRANT DATE:  12/15/9|        |     |    |           |   |     |/02  |            |       |       |            |   |            |
5                       |        |     |    |           |   |     |     |            |       |       |            |   |            |
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OPTIONS (RIGHTS TO BUY) |        |     |    |           |   |(3)  |12/19|COMMON STOCK|5,000  |(4)    |5,000       |D  |            |
(4) GRANT DATE:  12/20/9|        |     |    |           |   |     |/06  |            |       |       |            |   |            |
6                       |        |     |    |           |   |     |     |            |       |       |            |   |            |
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OPTIONS (RIGHTS TO BUY) |$21.25  |12/19|A(4)|2,000      |A  |(3)  |12/18|COMMON STOCK|2,000  |(4)    |2,000       |D  |            |
(4) GRANT DATE:  12/19/9|        |/97  |    |           |   |     |/07  |            |       |       |            |   |            |
7                       |        |     |    |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) These options were granted on the transaction date indicated above to the reporting person under the Gehl
Company 1987 Stock Option Plan.
(2) These options were subject to a three-year period following the date of grant during which such options vested and became exercisable on a cumulative basis with respect to one-third of the shares covered by the options each year. The date above reflects the date on which the options became fully vested.
(3) These options are subject to a three-year period following the date of grant during which such options vest and become exercisable on a cumulative basis with respect to one-third of the shares covered by the options each year. The options are subject to immediate vesting following the occurrence of certain events.
(4) These options were granted on the transaction date indicated above to the reporting person under the Gehl
Company 1995 Stock Option Plan.
SIGNATURE OF REPORTING PERSON
/s/ Michael J. Mulcahy by POA Laurence M. Schwartz
DATE
2/9/98